Exhibit (c)(37)

Project Francis Conflicts Committee of the Board of Directors of Arkose GP LLC Additional Series B Reference Materials September 24, 2018

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Status Quo: Publicly Disclosed Series B Value vs Optional At-Market Conversion Value (US$ in millions) Multiple: Disclosed Value / At-Market Conversion Value 2.0x 1.7x 1.9x 1.9x 2.3x $ 203 $ 176 30-Jun-17 30-Sep-17 31-Dec-17 31-Mar-18 30-Jun-18 Publicly Disclosed Value Optional At-Market Conversion Value Source: Company filings, Bloomberg market data as of 21-Sep-2018 Note: Excludes Q1 2017 10Q valuation as AMGP IPO occurred May 2017 2 $ 186$ 183 $ 119 $ 90 $ 99 $ 155 $ 90 $ 67

Pro Forma: At-Market Conversion Value vs. Proposed Deal (US$ in millions) Terms - $ Value Optional At-Market Conversion Value $ 500 $ 450 $ 400 $ 350 $ 300 $ 250 $ 200 $ 348 $ 331 $ 328 $ 321 $ 314 28-Feb 29-Mar 30-Apr 31-May 29-Jun 31-Jul 31-Aug 21-Sep Optional At-Market Conversion Value - 6% of Market Cap Framework Proposed Fixed Series B Settlement of New GP Shares Difference $ 128 $ 123 $ 140 $ 120 $ 100 $ 80 $ 60 $ 40 $ 20 $ 0 28-Feb 29-Mar 30-Apr 31-May 29-Jun 31-Jul 31-Aug 21-Sep Differential in Conversion Value Source: Company filings, Bloomberg market data as of 21-Sep-2018 3 $ 107 $ 93 $ 80$ 86 $ 70$ 63 $ 459$ 444 $ 414$ 400$ 421$ 407 $ 372 $ 344 $ 292$ 284$ 300

Pro Forma: At-Market Conversion Shares vs. Proposed Deal Terms – Share Value Optional At-Market Conversion Shares 24.1 24.0 25.0 23.6 23.0 21.2 20.9 21.0 19.0 17.0 15.0 28-Feb 29-Mar 30-Apr 31-May 29-Jun 31-Jul 31-Aug 21-Sep Optional At-Market Conversion Shares - 6% of Market Cap Framework Proposed Fixed Series B Settlement of New GP Shares Difference 8.0 7.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 28-Feb 29-Mar 30-Apr 31-May 29-Jun 31-Jul 31-Aug 21-Sep Differential in Conversion Shares Source: Company filings, Bloomberg market data as of 21-Sep-2018 4 6.76.7 6.2 4.84.74.9 3.53.9 22.122.122.3 17.35417.35417.35417.35417.35417.35417.35417.354

Implications of Disclosed Information for Series B Pro Forma Value

INVESTMENT BANKING DIVISION

- The Series B optional conversion mechanic is disclosed to the market, which therefore means that investors are able to calculate the conversion value of the Series B units
  - AMGP regularly discloses an actuarially-based valuation of the Series B units, which is significantly higher (the "multiplier") than the conversion value
  - The "multiplier" reflects the incremental value of the imbedded options on projected dividends and future increases in AMGP's market capitalization attributable to increases in AMGP's share price and/or share count through December 2026
  - The "multiplier" has averaged 2.0 over the past five quarters and was 2.0 as of June 30, 2018, reflecting a Series B valuation of $183mm vs. the conversion value of the underlying shares of $90mm
- If the pre-deal conversion mechanics can be calculated, investors are able to calculate the conversion value in a pro-forma-combined scenario
  - After the simplification, investors can also safely assume that the Series B units will be worth more than the conversion value into the underlying shares for the same economic reasons as in status quo (i.e., option on future dividends and market cap increases), and consequently would not be converted
- The contemplated settlement of the Series B units into 17.35mm shares (worth $300mm as of September 22nd) represents a significant discount to either:
  - Immediate conversion of the Series B units into the underlying (23.6mm) AMGP shares (worth $407mm at September 22nd); or
  - The Series B units remain outstanding at a premium valuation to that of the underlying shares (potentially worth $610-$814mm assuming the historical "multiplier" of 1.5-2.0x)
- In addition, the contemplated settlement of the Series B units facilitated the transition to a traditional C-corp structure with associated governance provisions, which should translate into meaningful economic value

Implications for Conversion Value



$ 300
$ 407
$610
$ 814
[1.5]x
[2.0]x
Proposed Final Series B Settlement
Optional at-Market Conversion Value: 6% Market Cap
Hypothetical Disclosed Value (@1.5x)
Hypothetical Disclosed Value (@2.0x)

Source: Company filings, Bloomberg market data as of 21-Sep-2018

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Appendix A: Supporting Calculations

Status Quo: Illustrative Optional Series B Conversion Value (US$ in millions, except per unit data or otherwise stated) 30-Jun-17 30-Sep-17 31-Dec-17 31-Mar-18 30-Jun-18 Publicly Dislosed Estimated Value Per Unit of Series B $ 2,042 $ 1,884 $ 1,787 $ 1,574 $ 1,852 Series B Units Outstanding (thousands) 99.5 98.6 98.6 98.6 98.6 20 Day GP VWAP $ 21.46 $ 19.70 $ 18.91 $ 16.83 $ 18.88 (x) Common Shares Outstanding 186 186 186 186 186 GP Market Cap $ 3,995 $ 3,668 $ 3,521 $ 3,133 $ 3,516 (-) $2.0bn Threshold (2,000) (2,000) (2,000) (2,000) (2,000) Equity Value Subject to Series B Take $ 1,995 $ 1,668 $ 1,521 $ 1,133 $ 1,516 (x) Series B Take 6.0% 6.0% 6.0% 6.0% 6.0% (x) Units Outstanding 99.5% 98.6% 98.6% 98.6% 98.6% (x) Percent Vested 100.0 100.0 100.0 100.0 100.0 (/) Vested Units Outstanding 99.5 98.6 98.6 98.6 98.6 (x) Vested Units Redeemed 99.5 98.6 98.6 98.6 98.6 (/) 20 Day GP VWAP $ 21.46 $ 19.70 $ 18.91 $ 16.83 $ 18.88 Source: Company filings, Bloomberg market data as of 21-Sep-2018 7 Conversion - Common Shares Issued 5.55 5.01 4.76 3.98 4.75 Per Vested B Unit Entitlement $ 1.20 $ 1.00 $ 0.91 $ 0.68 $ 0.91 Total Entitlement $ 119 $ 99 $ 90 $ 67 $ 90 Series B Value $ 120 $ 100 $ 91 $ 68 $ 91 Publicly Disclosed Value $ 203 $ 186 $ 176 $ 155 $ 183

INVESTMENT BANKING DIVISION

Pro Forma: Illustrative Optional Series B Conversion Value
(US$ in millions, except per share data)

Market	28-Feb	29-Mar	30-Apr	31-May	29-Jun	31-Jul	31-Aug	21-Sep
Midstream Unit Price - Spot / Closing	$ 26.11	$ 25.89	$ 26.81	$ 30.25	$ 29.52	$ 33.04	$ 29.27	$ 30.05
(/) GP Share Price - Spot / Closing	18.50	15.99	17.22	19.25	18.86	19.22	16.89	17.35
Implied Exchange Ratio Expected from Market - Midstream / GP	1.4114 x	1.6191 x	1.5569 x	1.5714 x	1.5652 x	1.7190 x	1.7330 x	1.7320 x
(x) Midstream Units Outstanding (mm)	188.1	188.1	188.1	188.1	188.1	188.1	188.1	188.1
New GP Shares Created (mm)	265.5	304.6	292.9	295.6	294.4	323.4	326.0	325.8
(+) GP Shares Outstanding (mm)	188.1	188.1	188.1	188.1	188.1	188.1	188.1	188.1
Pro Forma GP Shares Outstanding (mm)	453.6	492.7	481.0	483.7	482.6	511.5	514.1	513.9
(x) 20 Day GP VWAP	$ 19.82	$ 16.83	$ 16.37	$ 18.11	$ 18.88	$ 19.08	$ 18.50	$ 17.27
Pro Forma GP Market Cap	$ 8,993	$ 8,291	$ 7,874	$ 8,761	$ 9,111	$ 9,758	$ 9,513	$ 8,876
(-) $2.0bn Valuation Threshold	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)
Equity Value Subject to Series B Take	$ 6,993	$ 6,291	$ 5,874	$ 6,761	$ 7,111	$ 7,758	$ 7,513	$ 6,876
(x) Series B Take	6.0 %	6.0 %	6.0 %	6.0 %	6.0 %	6.0 %	6.0 %	6.0 %
Series B Value	$ 420	$ 377	$ 352	$ 406	$ 427	$ 465	$ 451	$ 413
(x) Units Outstanding	98.6 %	98.6 %	98.6 %	98.6 %	98.6 %	98.6 %	98.6 %	98.6 %
(x) Percent Vested	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Total Entitlement	$ 414	$ 372	$ 348	$ 400	$ 421	$ 459	$ 444	$ 407
(/) Vested Units Outstanding	99	99	99	99	99	99	99	99
Per Vested B Unit Entitlement	$ 4.20	$ 3.77	$ 3.52	$ 4.06	$ 4.27	$ 4.65	$ 4.51	$ 4.13
(x) Vested Units Redeemed	99	99	99	99	99	99	99	99
(/) 20 Day GP VWAP	$ 19.82	$ 16.83	$ 16.37	$ 18.11	$ 18.88	$ 19.08	$ 18.50	$ 17.27
Conversion - Common Shares Issued	20.9	22.1	21.2	22.1	22.3	24.1	24.0	23.6

Source: Company filings, Bloomberg market data as of 21-Sep-2018

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Pro Forma: Illustrative Proposed Fixed Series Settlement of New GP Shares (US$ in millions, except per share data) B 28-Feb 29-Mar 30-Apr 31-May 29-Jun 31-Jul 31-Aug 21-Sep Proposed Shares to Series B (mm) 17.354 17.354 17.354 17.354 17.354 17.354 17.354 17.354 (x) 20 Day GP VWAP $ 19.82 $ 16.83 $ 16.37 $ 18.11 $ 18.88 $ 19.08 $ 18.50 $ 17.27 Differential in Series B Value between Market Price and Proposal $70 $80 $63 $86 $93 $128 $123 $107 Source: Company filings, Bloomberg market data as of 21-Sep-2018 9 Proposed Fixed Settlement Value $ 344 $ 292 $ 284 $ 314 $ 328 $ 331 $ 321 $ 300